Filed pursuant to Rule 433

Registration Statement No. 333-202351

June 2, 2015

Pricing Term Sheet

Mohawk Industries, Inc.

€500,000,000 2.000% Senior Notes due 2022

Issuer	Mohawk Industries, Inc.

Issue of Notes	2.000% Senior Notes due 2022 (the “2022 Notes”)

Expected Ratings*	Baa2/BBB (Moody’s/S&P)

Form of Notes	SEC-Registered

Principal Amount	€500,000,000

Trade Date	June 2, 2015

Settlement Date	June 9, 2015

Maturity	January 14, 2022

Interest Payment Dates	Annually on each January 14, commencing on January 14, 2016

Interest Rate	2.000% per annum

Public Offering Price	99.913%

Yield to Maturity	2.015%

Benchmark Security	2.000% due January 4, 2022

Spread to Benchmark Security	176.8 bps

Benchmark Security Price and Yield	111-44 and 0.247%

Mid-Swap Yield	0.615%

Re-Offer Yield	2.015%

Re-Offer Spread to Mid-Swaps	140 bps

Day Count Convention	ACTUAL/ACTUAL (ICMA)

Business Day Convention	Each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York or the City of London are generally authorized or obligated by law or executive order to be closed and is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

Use of Proceeds	We intend to use the net proceeds of this offering, along with borrowings under our Senior Credit Facility and available cash, to retire substantially all of the IVC Group’s outstanding debt and, together with shares of Mohawk common stock, to pay the purchase price for the IVC Group and related transaction expenses.

Special Mandatory Redemption	In the event that we do not complete our acquisition of the IVC Group on or prior to December 31, 2015 or if, prior to that date, the share purchase agreement with respect to the acquisition is terminated, we will be required to redeem all of the 2022 Notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the 2022 Notes, plus accrued and unpaid interest thereon to, but not including, the special mandatory redemption date. The “special mandatory redemption date” means the 30th day (or if such day is not a business day, the first business day thereafter) following the earlier of (i) December 31, 2015 and (ii) the date that the share purchase agreement with respect to the acquisition is terminated.

Offer to Repurchase	Upon a “Change of Control Triggering Event,” holders of the 2022 Notes will have the right to require us, unless we have exercised our right to redeem the 2022 Notes, to repurchase all or a portion of their notes at a purchase price equal to 101% of their principal amount, together with accrued and unpaid interest to the repurchase date.

Make-whole Call	Prior to October 16, 2021 (90 days prior to Maturity), at any time at a discount rate of Comparable Government Bond plus 30 basis points.

Par Call	At any time on or after October 16, 2021 (90 days prior to maturity)

Redemption for Tax Reasons	In the event of certain changes in the tax laws of the United States or certain other jurisdictions, we may redeem all, but not part, of the 2022 Notes at a price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to the redemption date.

CUSIP/ISIN/ Common Code	608190 AK0/XS1117296381/111729638

Listing	The Company intends to apply to list the 2022 Notes on the New York Stock Exchange and expects trading in the Notes to begin within 30 days of their issuance.

Denominations	€100,000 x €1,000

Stabilization	Stabilization/FCA

Joint Book-Running Managers	Barclays Bank PLC J.P. Morgan Securities plc Merrill Lynch International SunTrust Robinson Humphrey, Inc. Wells Fargo Securities International Limited

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mitsubishi UFJ Securities International plc Mizuho International plc PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Bank PLC, J.P. Morgan Securities plc and Merrill Lynch International can arrange to send you the prospectus if you request it by calling Barclays Bank PLC at +44 (0) 20-7773-9098, J.P. Morgan Securities plc collect at 1-212-834-4533 or Merrill Lynch International toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Mohawk Industries, Inc. dated June 2, 2015.